Page 1 VEON Ltd. CUSIP: 91822M502 US ISIN: US91822M5022 Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EDT on May 21, 2024) The undersigned owner of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of common shares represented by the American Depositary Shares evidenced by such American Depositary Receipts of VEON Ltd. held in the name of the undersigned on the books of the Depositary as of the close of business on April 25, 2024 at the Annual General Meeting of Shareholders of VEON Ltd. to be held on May 31, 2024 (the “2024 AGM”) convened virtually and held via electronic videolink and at any adjournment or postponement thereof, in respect to the resolutions specified below. If no instructions are received from any owner with respect to any of the common shares or other deposited securities represented by the American Depositary Shares evidenced by such owner’s American Depositary Receipts prior to 12:00 p.m. EDT on May 21, 2024, then the Depositary shall deem that owner to have instructed the Depositary to give a proxy to a person designated by VEON Ltd. to exercise the votes pertaining to such shares or other deposited securities in accordance with the votes of all other shares or other deposited securities represented and voting at the meeting excluding the votes of any VEON Ltd. security holder beneficially owning more than five percent (5%) of the securities entitled to vote at the meeting. THE BOARD OF DIRECTORS OF VEON LTD. (THE “BOARD”) HAS RECOMMENDED THAT THE SHAREHOLDERS VOTE IN FAVOR OF ALL AGENDA ITEMS IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF ITEM #1, #2, AND #3 YOU VOTE “FOR” EACH ITEM AND ITEM #4.1 THROUGH #4.7, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS, AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. FOR ADDITIONAL INFORMATION REGARDING THE ANNUAL GENERAL MEETING, PLEASE VISIT THE FOLLOWING URL: https://www.veon.com/investors/equity-investors#tab-item-19 Item 1 That bye-law 3 of the Company’s bye-laws adopted 10 June 2021 (as amended by special resolutions passed on 29 June 2024 (the “Bye-laws”) be revised and restated as follows: “Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, to the extent there are enough unissued Common Shares, the Board shall have the power to issue in total up to five per cent of the total authorised capital of the Company as Common Shares on such terms and conditions as it may determine; provided that the limitation contained in this Bye-law 3 shall not apply to the issue of shares, or interests in shares of the Company, in connection with employee compensation awards approved by the Compensation Committee. Other than as permitted under Bye-law 3, the Board shall not be authorised to issue any unissued shares of the Company.” □ FOR □ AGAINST □ ABSTAIN Item 2 That bye-law 31.1 of the Bye-laws be revised and restated as follows: “If so determined by resolution of the Board in relation to a general meeting, such general meeting may be held by such electronic means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.” □ FOR □ AGAINST □ ABSTAIN Item 3 That the appointment of PriceWaterhouseCoopers Accountants N.V. as auditor to prepare audited financial statements for the Company for the financial year ended 31 December 2023 in compliance with International Standards on Auditing (“PWC”) be and is hereby ratified, confirmed and approved in all respects, and that the Board be and is hereby authorized to formalize the engagement and fix the remuneration of PWC and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. □ FOR □ AGAINST □ ABSTAIN

Page 2 Item 4 Proposal of individual directors for election to the Board. MULTIPLIER 7 Note: Information on the nominees proposed to be elected to the Board is attached to the Notice to Shareholders. The election of the Board is conducted by cumulative voting, which allows proportionate representation of shareholders on the Board. As Shareholders have previously fixed the number of seats on the VEON Board at seven (7), each shareholder should multiply the number of common shares represented by the American Depositary Shares evidenced by American Depositary Receipts that are held by 7 (the number of directors to be elected to the Board) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board at the 2024 AGM. Each shareholder should vote on item #4 by writing the number of votes allocated by such shareholder to each of the nominees in the appropriate boxes, provided that the sum of votes given to the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors (American Depositary Receipts held multiplied by 7). # Name of nominee proposed to be elected to the Board Number of votes cast for each nominee 4.1 That Michiel Soeting be and is hereby appointed as a director of the Company. 4.2 That Kaan Terzioğlu be and is hereby appointed as a director of the Company. 4.3 That Augie K Fabella II be and is hereby appointed as a director of the Company. 4.4 That Michael R Pompeo be and is hereby appointed as a director of the Company. 4.5 That Brandon Lewis be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye-laws of the Company. 4.6 That Andrei Gusev be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 4.7 That Duncan Perry be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. Item 5 As a shareholder, if you are beneficially holding less than 92,459,533 shares (equivalent to 3,698,381 American Depositary Receipts or 5% of the company total issued and outstanding shares) of VEON Ltd. (the combined total of the common shares represented by the American Depositary Shares evidenced by the American Depositary Receipts you beneficially hold and any other common shares you beneficially hold), mark the box captioned “Yes”; otherwise mark the box captioned “No”. □ YES □ NO DATE: May _____, 2024 _______________________________________________________ SIGNATURE OF AMERICAN DEPOSITARY RECEIPT OWNER _______________________________________________________ SIGNATURE OF CO-OWNER Please sign, date and return this voting instruction in the postage paid envelope provided as soon as possible to ensure your vote is received in time to be counted at the meeting. The Voting Instruction must be signed by the person in whose name the American Depositary Receipt is registered on the books of the Depositary. In the case of a corporation, the voting instruction must be signed by a duly authorized Officer or Attorney.